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[BANCOLOMBIA LOGO]

      BANCOLOMBIA RECEIVED EXTENSION FOR TRANSFERRING ITS STOCK IN CONAVI.
                       THE COMBINATION PROCESS CONTINUES.


MEDELLIN, COLOMBIA. DECEMBER 3, 2004

Today, the Colombian Superintendency of Banking granted BANCOLOMBIA S.A. an extension of the time by which it must comply with its legal obligation to transfer its stock in Conavi Banco Comercial y de Ahorros S.A. In accordance with Law 546 of 1999, the deadline to comply was December 23rd, 2004 before Bancolombia received this extension.

At the beginning of October, Bancolombia, Corporacion Financiera Nacional y Suramericana Corfinsura S.A. and Conavi appointed JP Morgan Securities Inc. to conduct an independent technical study to determine the value of each of the financial institutions that would take part in combination and the corresponding exchange ratio.

Due to the prior relationships between JP Morgan and the above mentioned companies, it has been decided to replace JP Morgan as the party providing the technical valuation. We believe this decision will make the business combination process even more transparent. This determination has been broadly discussed with the Colombian Superintendency of Banking, which is in agreement with the change. JP Morgan will continue to collaborate in other activities.

In the coming days, the Boards of Directors of the three entities will designate a new investment banking firm of the same caliber as JP Morgan to undertake the independent technical valuation. It will be a top international firm with acknowledged prestige and experience.

Considering the foregoing and given that one of the many purposes of the combination is compliance with Law 546 of 1999, the notice for the General Shareholders Meetings of Bancolombia, Conavi and Corfinsura that would decide about the combination will be postponed until the first quarter of year 2005. This change will not affect the initially planned schedule, but makes the above mentioned extension necessary. The extension was granted for nine months, a term that we estimate will be sufficient to complete all the stages of the business combination process.

If Bancolombia does decide to combine with Conavi and Corfinsura, it may do so by a process involving the filing with the U.S. Securities and Exchange Commission (the "SEC") of a registration statement on Form F-4 and other relevant documents concerning any such combination. We urge investors to read any such registration statement and any other relevant documents if and when filed with the SEC because they will contain important information. If filed, you may obtain any such documents free of charge at the SEC's website (www.sec.gov). In addition, you may obtain a copy of any such registration statement and any incorporated documents free of charge from Mauricio Botero at
(574) 510 88 66. A copy of this document has been or will be filed with the SEC pursuant to Rules 165 and 425 under the U.S. Securities Act of 1933.

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Contacts

JAIME A. VELASQUEZ      MAURICIO BOTERO         FAX: (574) 2317208
FINANCIAL VP            IR MANAGER              WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666     TEL.: (574) 5108866     INVESTORRELATIONS@BANCOLOMBIA.CO